SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                         Pinnacle Financial Corporation
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                                (Name of Issuer)

                         Pinnacle Financial Corporation
                              L. Jackson McConnell
                               Linton W. Eberhardt
                                 Don C. Fortson
                                 Robert H. Hardy
                               Robert E. Lee, III
                                J. Daniel McAvoy
                            L. Jackson McConnell, Jr.
                                Marjorie B. Moore
                                  Fort Oglesby
                                James E. Purcell
                               Steven A. Williams
                              H. Thomas Warren, III
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                      (Names of Person(s) Filing Statement)

                         Common Stock, $10.00 par value
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              L. Jackson McConnell
                      Chairman and Chief Executive Officer
                                  P.O. Box 430
                             Elberton, Georgia 30635
                                 (706) 283-2854
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                           Walter G. Moeling, IV, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia  30303
                                 (404) 572-6629

     This statement is filed in connection with (check the appropriate box):

     a.  [X]   The  filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.  [ ]   The filing of a registration statement under the Securities Act of 1933.

     c.  [ ]   A tender offer.

     d.  [ ]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
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     Transaction valuation(1)                        Amount of filing fee(2)
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     $8,301,631                                       $1661
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     (1)  For purposes of calculating the fee only. This amount assumes the acquisition of 87,202 shares of common stock of the subject company for $95.20 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

     (2) A total of $1230 of the $1661 filing fee was previously paid with registrant's initial Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2002.

     Amount Previously Paid:  $                  Filing Party:

     Form or Registration No.:                   Date Filed:

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF PINNACLE FINANCIAL AND PINNACLE S-CORP-Pinnacle Financial and Pinnacle Bank," "-Market for Common Stock" and "-Dividend Policy", "SPECIAL FACTORS-Stock Purchases by Pinnacle Financial" and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF PINNACLE FINANCIAL AND PINNACLE S-CORP-Pinnacle Financial and Pinnacle Bank" and "-Directors and Executive Officers."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Voting at the Special Meeting" and "-Requirements for Shareholder Approval", "SPECIAL FACTORS-Purpose of the Plan", "-Reasons for the Reorganization", "Effects of the Reorganization Plan on Pinnacle Financial and Pinnacle S-Corp", -Effects on Affiliates", "-Federal Income Tax Consequences of the Reorganization Plan", "-Recommendation of the Board of Directors; Fairness of the Reorganization Plan" and -Pinnacle Financial Affiliates' Determination of Fairness of the Reorganization Plan", "DESCRIPTION OF THE PLAN," "DISSENTERS' RIGHTS" and "DESCRIPTION OF PINNACLE FINANCIAL AND PINNACLE S-CORP-Market for Common Stock" and "-Description of Common Stock."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF PINNACLE FINANCIAL AND PINNACLE S-CORP-Related Party Transactions" and "SPECIAL FACTORS-Alternatives Considered by the Board of Directors" and "-Recommendation of the Board of Directors; Fairness of the Reorganization Plan."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN", "DESCRIPTION OF PINNACLE FINANCIAL AND PINNACLE S-CORP-Dividend Policy," "-Directors and Executive Officers", "-Material Provisions of Pinnacle S-Corp's Articles of Incorporation and Bylaws" and "-Market for Common Stock" and "SPECIAL FACTORS-Purpose of the Plan" and "-Pro Forma Effect of the Reorganization Plan."

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN PINNACLE S-CORP COMMON STOCK-Risk Factors", "SPECIAL FACTORS" and "DESCRIPTION OF THE PLAN."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization Plan" and "-Pinnacle Financial Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-The Willis Investment Counsel Opinion" and "-Federal Income Tax Consequences of the Reorganization Plan."

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Information Regarding Affiliates", "-Recent Affiliated Transactions" and "-Stock Purchases by Pinnacle Financial."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Information Regarding Affiliates", "-Recommendation of the Board of Directors; Fairness of the Reorganization Plan" and "-Pinnacle Financial Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Pro Forma Effect of the Reorganization Plan" and the financial statements beginning on page F-1, as listed on under the heading "INDEX TO FINANCIAL STATEMENTS."

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies" and "INFORMATION RELEVANT TO AN INVESTMENT IN PINNACLE S-CORP COMMON STOCK-Plan of Distribution."

ITEM 15.  Additional Information

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS" and "INFORMATION RELEVANT TO AN INVESTMENT IN PINNACLE S-CORP COMMON STOCK."

ITEM 16.  Exhibits.

          1. Proxy Statement/Prospectus and related cover letter, dated ____________, 2002, including Appendix A-the Agreement and Plan of Reorganization between Pinnacle Financial and Pinnacle S-Corp., Appendix B-the Shareholders' Agreement, Appendix C-Questionnaire and Election Form Regarding the Treatment of Shares, and Appendix D-Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix E-Definition of Accredited Investor.


          2.   Opinion of Willis Investment Counsel, LLC dated October 22,
               2002.*

          3.   Consent of Willis Investment Counsel, LLC dated October 22,
               2002.*

          4.   Consent of Smith, Burch & Company, LLP dated October 22, 2002.*

          5. Opinion of Powell, Goldstein, Frazer and Murphy, LLP dated October 22, 2002.*

          6. Consent of Powell, Goldstein, Frazer and Murphy, LLP dated October 22, 2002.*

          * Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 12, 2002
                                        PINNACLE FINANCIAL CORPORATION



                                        By: /s/  L. Jackson McConnell
                                            ------------------------------------
                                            L. Jackson McConnell
                                            Chairman and Chief Executive Officer

     Pinnacle Financial Corporation Affiliates:


     By:  /s/ L. Jackson McConnell            By:  /s/ L. Jackson McConnell, Jr.
        ---------------------------              -------------------------------
          L. Jackson McConnell                     L. Jackson McConnell, Jr.


     By:  /s/ Linton W. Eberhardt             By:  /s/ Marjorie B. Moore
        ---------------------------              -------------------------------
          Linton W. Eberhardt                      Marjorie B. Moore


     By:  /s/ Don C. Fortson                  By:  /s/ Fort M. Oglesby
        ---------------------------              -------------------------------
          Don C. Fortson                           Fort M. Oglesby


     By:  /s/ Robert H. Hardy                 By:  /s/ James E. Purcell
        ---------------------------              -------------------------------
          Robert H. Hardy                          James E. Purcell


     By:  /s/ Robert E. Lee, III              By:  /s/ Steven A. Williams
        ---------------------------              -------------------------------
          Robert E. Lee, III                       Steven A. Williams


     By:  /s/ J. Daniel McAvoy                By:  /s/ H. Thomas Warren, III
        ---------------------------              -------------------------------
          J. Daniel McAvoy                         H. Thomas Warren, III

                                  EXHIBIT INDEX


   Exhibits.

     1. Proxy Statement/Prospectus and related cover letter, dated ____________, 2002, including Appendix A-the Agreement and Plan of Reorganization between Pinnacle Financial and Pinnacle S-Corp., Appendix B-the Shareholders' Agreement, Appendix C-Questionnaire and Election Form Regarding the Treatment of Shares, and Appendix D-Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix D-Definition of Accredited Investor.

     2.   Opinion of Willis Investment Counsel, LLC dated October 22, 2002.*

     3.   Consent of Willis Investment Counsel, LLC dated October 22, 2002.*

     4.   Consent of Smith, Burch & Company, LLP dated October 22, 2002.*

     5. Opinion of Powell, Goldstein, Frazer and Murphy, LLP dated October 22, 2002.*

     6. Consent of Powell, Goldstein, Frazer and Murphy, LLP dated October 22, 2002.*

     * Previously filed.


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